Filed by: LSI Logic Corporation
pursuant to Rule 425
under the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934
Subject Company: LSI Logic Corporation
Commission File No. 1-10317
To LSI and Agere Employees,
In my communication on January 3rd, I explained the go-forward principles and leadership structure that will take effect the day after our official close. I am pleased to say that everything is progressing on schedule in preparation for our close, which is targeted for shortly after the votes take place on March 29th by our respective shareholders.
Today, I want to offer insight on some additional organizational decisions that have been made. I am pleased to communicate that we have arrived at an optimal post-merge sales structure to be implemented for the combined company based on the following tenets:
•	Maintaining momentum on current business and design win activities
•	Minimizing change for our customers and preventing disruptions to what is working in our major accounts
•	Fostering consistency and best practices where it matters across the sales discipline
•	Enabling cross selling into our larger customers and creating opportunities to drive new growth for the company
Although our organization structures differ in reporting, with LSI’s centralized organization reporting into me while Agere’s is integrated into the separate business units, we are similar in having dedicated and focused sales forces for specific markets and customers. Both structures have proven to be successful. However, the scope of the new company as well as the customer concentration in some of the businesses warrant a hybrid approach to achieve our key tenets. We will organize the sales structure in two distinct organizations focused on specific markets and the customers that serve those markets. These organizations, which will report to me directly, are described below:
Server and Storage Customer Sales: This group will be led by Flavio Santoni, who has been leading LSI’s silicon to systems to software sales and marketing strategy in these segments. His role will be to continue the positive momentum that has been generated and drive greater sales leverage and penetration in the accounts, as well as continue to grow LSI’s data management software business. Products distributed to this customer base are primarily standard storage components, storage systems, and data services software. The customer base for this segment includes the major Tier-1 server vendors, such as Dell, HP, IBM and Sun, as well as the Tier 2 server and storage vendors and the reseller channel. The sales teams reporting to Flavio, in addition to the marketing and support functions, will be:

•	OEM Sales — Dave Mooney

•	International Field Operations — Scott Brooks

•	Americas Field Operations — Mike Reilly

•	Data Management Software Sales — Mark Spowart
Networking, Storage Peripheral, & Consumer Customer Sales: This group will drive much of the new LSI’s semiconductor sales effort encompassing customers servicing the Enterprise Networking, Telecom, Mobility, Consumer, and Storage Peripherals market segments. I am delighted to announce that Jeff Hoogenboom will join LSI effective today to co-lead the sales integration process and the go-forward organization at close. Jeff joins LSI after a lengthy career at Intel spanning manufacturing, marketing and sales including managing everything from multi-billion dollar multinational accounts, to running Intel’s channel business, to most recently running Intel’s Embedded and Communications sales force. Jeff will be managing five distinct sales teams focused on customers in the noted segments. While the Enterprise, Telecom and Consumer sales teams will be reporting to Jeff on a solid-line basis, the sales structure for Mobility and Storage Peripherals will report to him on a dotted-line basis. Due to the highly concentrated customer base and custom nature of Mobility and Storage Peripherals, it is critical we maintain the momentum and focus of the current structures including multi-disciplinary functions, such as application engineering, customer marketing, customer program management, and business operations in addition to sales. The major sales teams reporting to Jeff will be:
•	Storage Peripheral Sales (dotted line) — Jim Bland

•	Consumer Sales — Dave Long

•	Telecom and Service Provider Sales — Keith Pruden

•	Mobility Sales (dotted line) — Tomas Nicklasson

•	Enterprise Networking Sales — John Kitajima
Flavio and Jeff will proceed quickly to establish a sales integration team to begin planning for a seamless transition at the time of close. This team will also determine the best approach to our sales structure in the geographies while also driving consistency and best practices across the aggregate sales force. You should see more detail on their respective staffs and sales structures, including plans for how we will structure the geographies, in the next several weeks.
After thoughtful analysis, the go-forward leadership team has decided to centralize the development of Foundational R&D. Foundational R&D encompasses the design platform including design methodology and development of common IP used across all silicon business units. Centralizing this capability will create unprecedented R&D scale and enable us to create industry leading technology platforms. The centralized function of Foundational R&D will be hosted for the company by NSPG and led by Sudhakar Sabada. Sudhakar will immediately start working with the silicon R&D leadership team to drive the specific integration plan for this function. More detail on the composition of this organization and its scope will be communicated in the near future.
To wrap up, I am pleased with the progress both companies have been making toward meeting our integration planning goals. I anticipate the next level or two of the organization being announced within the next 1-2 weeks to enable further progress as we approach our formal close. Until then it remains critical that we operate as two independent companies while maintaining focus on our respective customers, product commitments, and deliverables.
Thanks,
Abhi

ADDITIONAL INFORMATION AND WHERE TO FIND IT
This communication may be deemed to be solicitation material in respect of the proposed transaction between Agere Systems Inc. (“Agere”) and LSI Logic Corporation (“LSI”). In connection with the proposed transaction, LSI has filed with the Securities and Exchange Commission (the “SEC”) a Registration Statement on Form S-4 (the “Registration Statement”), which includes a definitive proxy statement/prospectus, dated February 5, 2007, and related materials to register the shares of LSI common stock to be issued in the merger. THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS CONTAIN IMPORTANT INFORMATION ABOUT LSI, AGERE, THE TRANSACTION AND RELATED MATTERS. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY. Investors and security holders may obtain free copies of the Registration Statement, the Joint Proxy Statement/Prospectus and other documents filed with the SEC by LSI and Agere through the website maintained by the SEC at http://www.sec.gov. In addition, free copies of the Registration Statement, the Joint Proxy Statement/Prospectus and other documents may be obtained on the Agere website at http://www.agere.com and on the LSI website at http://www.lsi.com. The Registration Statement, the Joint Proxy Statement/Prospectus and other relevant documents may also be obtained free of charge from Agere by directing such request to Investor Relations, Agere Systems Inc., 1110 American Parkway N.E., Allentown Pennsylvania 18109 and from LSI by directing such request to Investor Relations, LSI Logic Corporation, 1621 Barber Lane, Milpitas, California 95035. The contents of the websites referenced above are not deemed to be incorporated by reference into the Registration Statement or the Joint Proxy Statement/Prospectus. Agere, LSI and their respective officers, directors and employees may be deemed to be participants in the solicitation of proxies from their respective stockholders with respect to the proposed transaction. Information regarding the interests of these officers, directors and employees in the proposed transaction will be included in the Joint Proxy Statement/Prospectus.
Cautionary Statement Regarding Forward-Looking Statements
This document contains forward-looking statements within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements. The forward-looking statements contained in this document include statements about future financial and operating results; benefits of the transaction to customers, shareholders and employees; potential synergies and cost savings resulting from the transaction; the ability of the combined company to drive growth and expand customer and partner relationships and other statements regarding the proposed transaction. These statements are not guarantees of future performance, involve certain risks, uncertainties and assumptions that are difficult to predict, and are based upon assumptions as to future events that may not prove accurate. Therefore, actual outcomes and results may differ materially from what is expressed herein. For example, if LSI and Agere do not each receive required shareholder approval or the parties fail to satisfy other conditions to closing, the transaction will not be consummated. In any forward-looking statement in which LSI or Agere expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and believed to have a reasonable basis, but there can be no assurance that the statement or expectation or belief will result or be achieved or accomplished. The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: failure of the LSI and Agere shareholders to approve the proposed merger; the challenges and costs of closing, integrating, restructuring and achieving anticipated synergies; the ability to retain key employees; and other economic, business, competitive, and/or regulatory factors affecting the businesses of LSI and Agere generally, including those set forth in the filings of LSI and Agere with the Securities and Exchange Commission, especially in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of their respective annual reports on Form 10-K and quarterly reports on Form 10-Q, their current reports on Form 8-K and other SEC filings. LSI and Agere are under no obligation to (and expressly disclaim any such obligation to) update or alter their forward-looking statements whether as a result of new information, future events, or otherwise.